Filed by Rocket Lab Corporation

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Iridium Communications Inc.

Commission File No.: 001-33963

Included below is a transcript of the joint investor presentation conference call made available by Rocket Lab Corporation (“Rocket Lab”) and Iridium Communications Inc.(“Iridium”) on June 29, 2026, in connection with Rocket Lab’s proposed acquisition of Iridium pursuant to the terms of that certain Agreement and Plan of Merger, dated as of June 28, 2026.

A joint investor presentation referenced in the transcript and used during the call is available in Rocket Lab’s Current Report on Form 8-K dated June 29, 2026 as Exhibit 99.2.

Hi and welcome to the Rocket Lab Investor Update. My name’s Peter Beck, I’m the CEO of Rocket Lab.

It’s a very exciting time for us, we’re going to talk today about Rocket Lab’s acquisition of Iridium.

The lawyers always make me say this stuff, so there’s a whole bunch of legal stuff here, please read that in your own time and we’ll get on with it.

First, I want to introduce you to the space application equation.

Now look, we’ve talked a very long time about Rocket Lab entering applications and the things we might or we might not do.

But a space application is particularly powerful when you have your own ability to launch and build your own spacecraft.

But even when you have that, there’s still some very specific challenges to building a really successful and large application.

The first being, especially if you’re talking about communications, is you have to have spectrum. You need really global spectrum.

The second thing is, it takes a long time to design and build the satellites and of course then launch them and deploy them before you even generate your first $1 of revenue.

And then finally...It’s a long time to build and establish a business model, establish a customer base and actually get that sustained, reoccurring revenue that everybody wants.

But we think we’ve found a little bit of a shortcut here.

So I’m really excited today to announce that Rocket Lab is acquiring Iridium Communications.

This will be one of the most transformative deals in the space industry.

It combines Rocket Lab’s launch capability and satellite manufacturing with Iridium’s global satellite communications network and its rare spectrum.

Rocket Lab will become a fully integrated, self-launching space superpower, delivering critical communications capability to millions of users worldwide.

So for those of you who aren’t familiar with the Iridium network, it’s a truly unique global network. It delivers continuous, pole-to-pole, global communication coverage to every ocean, every mountain and every airway in the entire planet.

Iridium is critical to the people and the systems that just can’t lose signal. Pilots, mariners, first responders, governments. Critical infrastructure and remote sensors operating at the ends of the Earth enabled by L-band spectrum.

Rare, finite and valuable low-frequency signals that deliver reliable, always-on connectivity even in the most remote and harsh conditions. Its ability to work through all weather and in gaps where other bands don’t reach makes it mission critical for millions of people.

Now Iridium are the original space pioneers. Which is great because that gives us an incredibly strong foundation to build upon.

The Iridium Constellation has 66 fully operational satellites with 14 on-orbit spares. And of course we’ve talked about their extremely valuable L-band spectrum.

They have over $800 million of annual revenue. Of course extremely profitable. Over 2 and a half million users. 1,000 team members...last but not least, they are the trusted supplier and partner for mission critical services on Earth today.

So this is why we think this is the ultimate combination of all of us for growth.

And the equation that comes to mind is not 1 plus 1 equals 2. It’s 1 plus 1 equals 3.

Firstly on the Rocket Lab side we have uncontested launch. We have spacecraft manufacturing. We’re highly vertically integrated. And we’re trusted government partners. And we’re a proven space disruptor.

And then on the Iridium side of the equation, obviously they operate an incredibly important unique constellation today. They have highly valuable spectrum which is very difficult to come by. They have millions of customers. And of course they’re a trusted government provider too.

And a very strong cash flow. This is not a cash losing business.

And then finally, the reason why this equals 3 is the result of this is it creates a self-launching company that can deliver new constellations and new services to the world.

So I want to spend a little bit of time talking about spectrum. Because that word is used a lot and I’m not sure everybody truly understands the importance. But if you want to do large scale communications globally, you must have spectrum. And for us, this deal really enables us to accelerate our entry into this market.

Spectrum is a very, very scarce resource that you can’t just pick up on the corner one day.

And finally, not all spectrum is the same. And the reason why the Iridium spectrum is incredibly important to us is that it is global and it is L-band.

And L-band is important because if you want to do safety critical comms, you need that band to penetrate through weather and harsh conditions. It is a band that ensures that you can always be connected.

So following on for that…If you want to do big things in space, you need spectrum. And as you can see, the others on this list have arrived at the same conclusion as us.

One of the things that Rocket Lab is known for is really smart deals. And this is the quintessential Rocket Lab deal. We’re not investing in hopes and dreams. We’re not pushing all the chips into the center of the table. We’re doing another really smart deal.

We’re buying capability that ensures that it’s accretive to the bottom line. This is a highly profitable business. If you look at the customer base and what this business does, it’s all about mission success. And that’s what we’re about too.

Now, we’re not just going to acquire this business. We are going to apply the Rocket Lab magic to it. We’re going to absorb it and optimize it and scale it into something really truly fantastic.

This represents an accelerated entry into a giant new TAM for Rocket Lab. Our future in space applications has just been unlocked and accelerated. This is our entrance into reoccurring application revenue from space.

But it is not the finish line.

Rather than simply continuing Iridium’s network, we will build upon it and scale it into untapped markets and pioneer new space-based services.

So you’ve heard from me about why this is such a transformative deal for Rocket Lab. But I want to throw it over to Matt, the CEO of Iridium, to hear his words about why it’s such a great deal for Iridium, too.

Thank you, Peter.

This is an exciting day in the long and productive history of Iridium, where over the years we’ve built one of the most successful and important service platforms in space.

As Pete said, millions of people every day around the world depend on our services to track, manage, and communicate with assets in all kinds of industries, including aircraft, ships, and to protect critical infrastructure.

We’ve built a successful, growing, profitable platform in space and have attracted many hundreds of companies to take us to market in their most important applications.

We’re now focused on driving growth in unique and important areas like aviation safety, trusted time and location to protect and augment GPS, IoT, where we’re the leader in evolving to the new era of direct-to-device standards, as well as supporting the U.S. and other governments in their National Security missions.

Combining Rocket Lab is the best way for us to take our experience and success into the future of the space business.

Being part of an industry leading launch and satellite provider will create a global space powerhouse, vertically integrated to innovate and succeed long term in this fast-growing industry.

Together, we believe we can cost-effectively launch, operate, and sustain new services, like the plans we envision for our next-generation PNT service, or expand on our Aireon business by transforming the way pilots communicate with air traffic controllers, and we believe we can do it faster and make the business case work better as well.

We think our long experience complements Rocket Lab’s well, and makes the combination a real force to be reckoned with going forward.

There are a lot of reasons to be excited about the future of the space industry. We think the most successful will be able to bring all the pieces together. That’s what today represents, Iridium combining forces with Rocket Lab to create a fully integrated, self-launching, global space power.

It’s a great day and we can’t wait to be part of this.

Now over to you, Adam.

Thanks Matt.

Now turning to the key transaction terms for this transformational acquisition.

Under the terms of the definitive agreement, Rocket Lab will acquire Iridium for $54.00 dollars per share in a combination of cash and stock, implying an enterprise value of approximately $8 billion dollars.

The consideration consists of $27.00 dollars per share in cash and a number of shares in Rocket Lab common stock calculated using an exchange ratio that moves within a defined collar. The stock portion is sized around a reference price of $84.54, with a floor at $67.50 on the downside, and a cap at $112.50 on the upside.

This collared structure lets the share component adjust within this band if the stock moves before closing keeping overall value balanced, and the mix of cash and stock preserves our balance-sheet integrity and capacity, and maintains flexibility to optimize for cost of capital.

In conjunction with this transaction, we have secured commitments for a $3.6 billion dollar 364-day secured bridge facility from Deutsche Bank and Wells Fargo Bank.

Unless replaced or reduced prior to closing, the bridge facility will be available to refinance approximately $2.1 billion dollars of outstanding Iridium debt, which is adjusted for Iridium’s recently announced Aireon acquisition. The remaining $1.5 billion dollars from the bridge, combined with approximately $1.6 billion dollars from our own balance sheet, will be available to pay the cash portion of the consideration and related fees.

This financing strategy ensures we maintain financial flexibility to continue executing on our organic and inorganic growth initiatives across both our launch and Space Systems segments.

The transaction has been unanimously approved by the boards of directors of both Iridium and Rocket Lab and is expected to close in 2027, subject to customary closing conditions, including approval by Iridium stockholders and regulatory approvals.

Now, turning to the financial impact of this acquisition.

In Fiscal year 2025, Iridium generated $871 million dollars in revenue and delivered 57 percent operating earnings before interest, taxes, depreciation and amortization margins.

To that end, we believe this transaction will be significantly accretive to Rocket Lab’s cash flow generation and profitability. These impressive and meaningful levels of revenue and profitability contribution are expected to materially transform Rocket Lab’s financial profile.

This acquisition fundamentally enhances our business model, by combining our strong satellite subsystems, satellite platforms, and launch businesses, with Iridium’s proven, cash-generative satellite services business. The result will be a high growth, financially robust company with significant cash flow generation to fund future growth initiatives across the combined platform.

Now I’ll hand it back to Pete to wrap things up.

Thanks, Adam.

And finally, as you can see, our future in space has just been accelerated and unlocked.

It’s an exciting day for everybody. But now it’s time to get to work.

Additional Information and Where to Find It

This communication is being made in respect of a proposed transaction involving Rocket Lab Corporation (“Rocket Lab”) and Iridium Communications Inc. (“Iridium”). In connection with the proposed transaction, Rocket Lab will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that includes the proxy statement of Iridium that will also constitute a prospectus of Rocket Lab. When the proxy statement/prospectus is finalized, it will be sent to the stockholders of Iridium seeking their approval of certain transaction-related proposals. This communication is not a substitute for the proxy statement/prospectus or any other documents which Rocket Lab or Iridium may file with the SEC in connection with the proposed transaction.

Rocket Lab may not sell the common stock referenced in the proxy statement/prospectus until the Registration Statement on Form S-4 filed with the SEC becomes effective. The preliminary proxy statement/prospectus and this communication are not offers to sell any securities, are not soliciting an offer to buy any securities in any state where the offer and sale is not permitted and are not a solicitation of any vote or approval.

ROCKET LAB AND IRIDIUM URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE RELATED PROXY STATEMENT/PROSPECTUS INCLUDED THEREIN AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain these materials (when they are available and filed) free of charge at the SEC’s website, www.sec.gov. Copies of documents filed with the SEC by Rocket Lab (when they become available) may be obtained free of charge on Rocket Lab’s website at https://investors.rocketlabcorp.com/financial-information/sec-filings or by contacting Rocket Lab’s Investor Relations Department at investors@rocketlabusa.com. Copies of documents filed with the SEC by Iridium (when they become available) may be obtained free of charge on Iridium’s website at https://investor.iridium.com/sec-filings by contacting Iridium’s Investor Relations Department at investor.relations@iridium.com.

Participants in the Solicitation

Robert H. Niehaus, Louis M. Alterman, Thomas C. Canfield, Matthew J. Desch, Thomas J. Fitzpatrick, L. Anthony Frazier, Suzanne E. McBride, Eric T. Olson, Kay N. Sears, Monique S. Shivanandan and Jacqueline E. Yeaney, all of whom are members of Iridium’s board of directors, and Vincent J. O’Neill, Iridium’s chief financial officer, may be considered participants in Iridium’s solicitation. Information regarding such participants, including their direct or indirect interests, by security holdings or otherwise, will be included in the proxy statement/prospectus and other relevant documents to be filed with the SEC in connection with the transaction. Additional information about such participants is available under the captions “Proposal 1 – Election of Directors,” “Director Compensation” and “Security Ownership of Certain Beneficial Owners and Management” in Iridium’s definitive proxy statement in connection with its 2026 Annual Meeting of Stockholders (the “2026 Proxy Statement”), which was filed with the SEC on April 2, 2026 (which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001418819/000141881926000022/irdm-20260402.htm), as well as on Iridium’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on February 12, 2026 (the “2025 10-K”) and certain of Iridium’s Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. To the extent that holdings of Iridium’s securities have changed since the amounts printed in the 2026 Proxy Statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC (which are available at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=0001418819). Information regarding Iridium’s transactions with related persons is set forth in the 2026 Proxy Statement under the caption “Transactions with Related Parties,” as well as on the 2025 10-K and certain of Iridium’s Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Certain illustrative information regarding the payments that may be owed, and the circumstances in which they may be owed, by Iridium to its named executive officers in a change of control of Iridium is set forth in the 2026 Proxy Statement under the caption “Severance and Change in Control-Related Benefits,” as well as on the 2025 10-K and certain of Iridium’s Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Rocket Lab may also be deemed to be a participant in Iridium’s solicitation; information regarding Rocket Lab will be included in the proxy statement/prospectus and other relevant documents to be filed with the SEC in connection with the transaction. Copies of these documents may be obtained, free of charge, from the SEC or Iridium as described in the preceding paragraph.

Cautionary Note Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws. These forward-looking statements are based on Rocket Lab’s and Iridium’s current expectations, estimates and projections about the expected date of closing of the proposed transaction and the potential benefits thereof, its business and industry, management’s beliefs and certain assumptions made by Rocket Lab and Iridium, all of which are subject to change. In this context, forward-looking statements often address expected future events, including future business and financial performance and financial condition. All forward-looking statements by their nature address matters that involve risks and uncertainties, many of which are beyond our control, and are not guarantees of future results, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in any forward-looking statements. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements and, therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: (i) the completion of the proposed transaction on anticipated terms and timing, or at all, including obtaining stockholder and regulatory approvals and satisfying other conditions to the completion of the transaction; (ii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, including the receipt by Iridium of an unsolicited proposal from a third party; (iii) failure to realize the anticipated benefits of the proposed transaction on a timely basis or at all, including anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, the integration of the businesses of Rocket Lab and Iridium, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of Rocket Lab’s and Iridium’s businesses; (iv) Rocket Lab’s and Iridium’s ability to implement their business strategies; (v) potential litigation relating to the proposed transaction that could be instituted against Rocket Lab, Iridium or their respective directors, managers, or officers, including the effects of any outcomes related thereto; (vi) the risk that disruptions from the proposed transaction will harm Rocket Lab’s or Iridium’s businesses, including current plans and operations, or will otherwise divert management time from ongoing business operations on transaction-related issues; (vii) the ability of Rocket Lab or Iridium to retain and hire key personnel; (viii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; (ix) fluctuations in, and uncertainty as to the long-term value of, Rocket Lab or Iridium common stock (including as relating to the risk that any announcements related to the proposed transaction could have adverse effects on the market price of such stock); (x) legislative, regulatory and economic developments affecting Rocket Lab’s and Iridium’s businesses, including actions by government agencies and third parties; (xi) general economic and market developments and conditions, potential changes to international trade relations, geopolitical conflicts and effects from global pandemics, epidemics, or other public health crises; (xii) the evolving legal, regulatory and tax regimes under which Rocket Lab and Iridium operate; (xiii) restrictions during the pendency of the proposed transaction that may impact Rocket Lab’s or Iridium’s ability to pursue certain business opportunities or strategic transactions; (xiv) unexpected costs, charges or expenses resulting from the proposed transaction; (xv) risks that any debt or other financing anticipated in connection with the proposed transaction is not obtained or that such financing cannot be obtained on the anticipated timing or terms or unexpected costs or expenses in connection therewith; and (xvi) the other risks and uncertainties, as described in the periodic reports that Rocket Lab and Iridium file with the SEC. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the proxy statement/prospectus to be filed with the SEC in connection with the proposed transaction. Neither Rocket Lab nor Iridium assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws. Forward-looking statements included in this communication are made as of the date of this communication.